August 15, 2024

Via EDGAR and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Charlotte Young
Laura Nicholson

Re:	EverQuote, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 24, 2024

File No. 001-38549

Dear Ms. Young and Ms. Nicholson:

We are in receipt of the comment letter, dated August 9, 2024, addressed to Jayme Mendal, our Chief Executive Officer, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced filing (the “2024 Proxy”). Below is the response of EverQuote, Inc. (“EverQuote,” the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have reproduced the text of each of the Staff’s comments below in italics, followed by the Company’s response. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2024 Proxy.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 31

1.

We note your disclosure provided in column (d) of your pay versus performance table regarding the average summary compensation table total for your non-PEO named executive officers in 2023. However, such amount does not appear to reflect the average total compensation for 2023 reported in your summary compensation table for the two named executive officers identified in footnote 2 to your pay versus performance table. Please advise. Refer to Item 402(v)(2)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it will utilize the correct calculations in the pay versus performance table in future filings. The Company confirms that, in footnote (3) to the pay versus performance table, it inadvertently reported the total rather than the average amounts in the “SCT Amounts” and “(Subtraction): Aggregate value for stock awards and option awards included in SCT Amounts for the covered fiscal year)” lines under the 2023 Other NEOs column.

EverQuote, Inc., 141 Portland Street, Cambridge, MA 02139

www.everquote.com

2.

We note in footnote 3 compensation actually paid, total shareholder return, and net loss values from your pay versus performance table, along with disclosure that the values were not correlated. It appears that you may have intended this disclosure to satisfy the requirements under Item 402(v)(5) of Regulation S-K to describe the relationships between compensation actually paid and the performance metrics in the pay versus performance table. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Item 402(v)(1) of Regulation S-K and must provide a clear description of each separate relationship indicated in Item 402(v)(5)(i) – (ii) of Regulation S-K. Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. In addition, while the lack of correlation between amounts in the table may be relevant to your relationship disclosure, it appears in this case that there may be at least some negative correlation. In addition, your disclosure appears to suggest a causal relationship between the lack of correlation and the fact that the compensation committee does not use net income or total shareholder return in setting compensation; however, it is not clear how this disclosure is responsive to the requirements of Item 402(v)(5)(i) – (ii) of Regulation S-K. Please ensure that your disclosure provided pursuant to Item 402(v)(5)(i) – (ii) of Regulation S-K provides the required clear description of the relationship between each required performance measure and compensation actually paid.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will provide all disclosure required pursuant to Item 402(v)(5)(i) – (2) of Regulation S-K in future filings containing pay versus performance disclosure, and will provide such disclosure in a separately captioned section.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781.831.1410. Thank you for your assistance.

Very truly yours,

/s/ Jon Ayotte
Jon Ayotte, Chief Accounting Officer

cc:	Jayme Mendal, Chief Executive Officer, EverQuote, Inc.

Joseph Sanborn, Chief Financial Officer, EverQuote, Inc.

Julia Brncic, General Counsel, EverQuote, Inc.

Robert J. Endicott, Partner, Bryan Cave Leighton Paisner LLP

EverQuote, Inc., 141 Portland Street, Cambridge, MA 02139

www.everquote.com